May 8, 2015	Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020-1001 Main Tel +1 212 506 2500 Main Fax +1 212 262 1910 www.mayerbrown.com

VIA EDGAR AND OVERNIGHT MAIL

US Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention: Filing Desk

Re:	Commercial Credit, Inc. Withdrawal of

Registration Statement on Form S-1

(File No. 333-202881) and Registration Statement

on Form 8-A (001-37373)

Ladies and Gentlemen:

Submitted herewith for filing on behalf of Commercial Credit, Inc. is a Withdrawal of Registration Statement on Form S-1 (File No. 333-202881) and Registration Statement on Form 8-A (File No. 001-37373).

Please contact the undersigned at (212) 506-2551 with any questions or comments you may have regarding this filing.

Respectfully submitted,

/s/ David S. Bakst

David S. Bakst

Enclosure

cc:	Mr. Michael Clampitt

Mr. David Lin

U.S. Securities and Exchange Commission

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

May 8, 2015

Daniel J. McDonough

Roger Gebhart

Angelo Garubo

Commercial Credit, Inc.

Richard D. Truesdell, Jr.

Byron B. Rooney

Davis Polk & Wardwell LLP

Commercial Credit, Inc.

227 West Trade Street

Suite 1450

Charlotte, NC 28202

May 8, 2015

VIA EDGAR AND OVERNIGHT MAIL

US Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 3720

Washington, DC 20549-6010

Attention: Filing Desk

Re:	Commercial Credit, Inc. Withdrawal of Registration Statement on Form S-1
(File No. 333-202881) and Registration Statement on Form 8-A (001-37373)

Ladies and Gentlemen:

On March 19, 2015, Commercial Credit, Inc., a Delaware corporation (the “Company”), filed Registration Statement No. 333-202881 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commissions (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

Additionally, the Company requests that the Commission consent to withdrawal of the Registrant’s registration statement on Form 8-A (File No. 001-37373), filed with the Commission on May 4, 2015, with such application to be approved effective as of the date hereof or at the earliest practicable date hereafter.

If you have any questions regarding this letter, please contact the Company’s legal counsel, David S. Bakst of Mayer Brown LLP at (212) 506-2551.

Sincerely,

COMMERCIAL CREDIT, INC.

By:	/s/ Angelo Garubo
Name:	Angelo Garubo
Title:	Corporate Secretary

cc:	Mr. Michael Clampitt

Mr. David Lin

U.S. Securities and Exchange Commission

Daniel J. McDonough

Roger Gebhart

Commercial Credit, Inc.

Richard D. Truesdell, Jr.

Byron B. Rooney

Davis Polk & Wardwell LLP